UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE




	March 4, 2005

via U.S. mail and facsimile

Mr. Wm. Stacy Locke
President and Chief Executive Officer	.
Pioneer Drilling Company
9310 Broadway, Bldg. 1
San Antonio, TX 78217

      Re:	Pioneer Drilling Company
      	Form S-1 filed February 7, 2005
      File No. 333-122614


Dear Mr. Locke:

      We have reviewed your filing and have the following comments.
We have limited our review to issues relating to the selling shareholders. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus

1. Disclose that WEDGE is an affiliate and that Mr. Little, the other selling shareholder, is the president and CEO of an affiliate. In that regard, expand the cross reference to include the "Certain
Relationships and Related Transactions" section.

Prospectus Summary, page 1

2. Disclose the nature of the affiliations among the company and the two selling shareholders.

Certain Relationships and Related Transactions, page 57

3. Disclose the market price for your stock at the time each listed transaction occurred. Also discuss whether you believe that the material terms of each of the listed transactions were at least as favorable to you as could have been obtained from unaffiliated third parties.

Selling Shareholders, page 59

4. We note your disclosure in footnote (3) regarding Mr. Little`s affiliation with WEDGE Group Incorporated, one of Pioneer`s affiliates. Supplementally, tell us the affiliation between Wedge Group Incorporated and Wedge Energy Services, and advise us when and how Mr. Little acquired the shares he is now selling. We may have further comment upon reviewing your response.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Melinda Kramer at (202) 942-1938, or, in her absence, Timothy Levenberg, Special Counsel, at (202) 942-1896, with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	M. Kramer
	T. Levenberg
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Pioneer Drilling Company
March 4, 2005
page 1